

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

<u>Via U.S. Mail</u>
Chung Yan Winnie Lam
President
Winha International Group Limited
Yihe Center, 5 Xinzhong Avenue, Suite 918
Shiqi District, Zhongshaw, P.R. China 528400

> **Re:** **Winha International Group Limited**
> **Amendment No. 1 to Form 8-K**
> **Filed September 16, 2014**
> **File No. 333-191063**

Dear Mr. Lam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you filed the amendment prior to receiving of our letter dated September 15, 2014. Therefore, we reissue comments in that letter, as set forth below, in relation to the foregoing amendment.

<u>Item 4.01 Change in Registrant's Certifying Accountant</u>

2. We note that the report of Marcum Bernstein & Pinchuk LLP on your financial statements as of June 30, 2013 and for the period from April 15, 2013 through June 30, 2013 was included in Form S-1 filed September 9, 2013. We also note that the report of Marcum Bernstein & Pinchuk LLP on your financial statements as of March 31, 2014 and for the period from April 15, 2013 through March 31, 2014 was included in Form 10-K filed July 15, 2014. In this regard, please revise your disclosure in the second paragraph to clarify that the <u>reports</u> of Marcum Bernstein & Pinchuk LLP on your financial statements as of June 30, 2013 and

March 31, 2014 and for the periods from inception, April 15, 2013 through June 30, 2013 and March 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the sixth paragraph to state whether the engagement of Wei, Wei & Co., LLP was approved by the Board of Directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

4. Please file an updated letter from Marcum Bernstein & Pinchuk LLP in the amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Marcum Bernstein & Pinchuk LLP at the time you file your amendment then please disclose that fact in the amendment.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

//s/ William H. Thompson

William H. Thompson
Accounting Branch Chief